Contact

www.linkedin.com/in/gregg-
smith-9658b58 (LinkedIn)
www.evolutionvcp.com (Company)

Top Skills

Private Placements
Investment Banking
Private Equity

Gregg Smith

Founder, Evolution VC Partners
New York, New York, United States

Experience

Evolution VC Partners
Founder
October 2007 - Present (15 years 4 months)
Greater New York City Area

Evolution VC Partners (www.EvolutionVCP.com) is a New York-based
"culture-tech" venture investment firm focused on investing in and partnering
with disruptive companies with a strong team, product, and market opportunity.
We invest in companies that will change the way we smoke, shop, move,
share, communicate, heal, listen to music and eat! We help entrepreneurs
build great companies and consider ourselves to be an "investment
accelerator" and will seek to be active creators of value for our portfolio
companies. We are stage agnostic but prefer to see a developed and market-
ready or launched product. We only invest the capital of our founder and his
family and do not provide investment advice to any outside parties.

Amazing companies we have positions in: Alyce, AppZen, Archer Aviation,
Atoms, Audigent, Beyond Meat, Bird, Bolt, Carbon 38, Carta, Clutter,
Coupang, Drop, Erasca, Future Fit, Getaround, Greenlight, Hemper, Hungry,
Instabase, JUUL Labs, Key Cafe, KidzToPros, Krome Photos, Madision
Reed, Masterclass, Merchbar, Mike's Hot Honey, MycoTechnology, My Lab
Box, Mythical Games, New Wave Foods, nJoy, Omaze, Orchard, Pax Labs,
PetCareRx.com, PEX, Player's Lounge, Proterra, Relativity Space, Respira
Technologies, Ripple Foods, Rodo, Roman, SellHound, Shiprocket, SongClip,
Subspace, Sweetgreen, Text Now, Tivic Health, Truebill, Via Transportation
and Unity Software.

Sand Hill Angels
Member
January 2018 - Present (5 years 1 month)
San Francisco Bay Area

Founded in 2000, Sand Hill Angels (http://www.sandhillangels.com/) is an
active angel investment group comprised of approximately 150 Silicon Valley
executives and investors that are passionate about entrepreneurialism and the

commercialization of disruptive technologies, with early stage investments in promising start-ups.

With experience spanning all aspects of growing successful companies — from the formative stage through the management of multi-billion dollar enterprises — Sand Hill Angels seeks to add value, and to provide expertise and assistance to fledgling enterprises. Sand Hill Angels works openly and collaboratively with venture capital funds, other angel organizations, and the Bay Area ecosystem to foster the growth of technology start-ups.

Sand Hill Angels participates in early/seed to Series A, B, C investments, as well as later stage bridge rounds. We do not focus on specific verticals or industries, but invest in companies who have big, disruptive ideas.

Gaingels
Member
July 2019 - Present (3 years 7 months)
Greater New York City Area

Gaingels is a venture investment organization that co-invests with the top venture capital firms, and seeks to influence social change through business by investing in the best companies with LGBT+ leadership. Gaingels also selectively invests in category-leading growth stage companies where we can help add C-suite LGBT+ talent.

Natural Fiber Welding
Board Member
April 2022 - Present (10 months)
Peoria, Illinois, United States

Natural Fiber Welding (NFW) is a material innovation company giving industries all natural material platforms to create and manufacture responsibly. NFW invents and manufactures shockingly sustainable products from plants. Beginning with inherently circular, natural ingredients, NFW is making a material-rich, plastic-free future possible. NFW was founded in 2015 and is based in Peoria, Illinois. visit https://www.naturalfiberwelding.com for more info.

Hooray Foods
Board Member
February 2021 - Present (2 years)

Hooray makes delicious plant-based meats that are designed to look, cook, and taste just like the real thing. Visit www.hoorayfoods.com to learn more.

HUNGRY
Board Member
March 2020 - Present (2 years 11 months)
Washington D.C. Metro Area

HUNGRY was founded by serial entrepreneurs Eman Pahlavani, Shy Pahlevani and Jeff Grass, as a revolutionary way for independent chefs to connect with the $60 billion business and events catering market. HUNGRY is committed to improving the communities it serves. Through its 'Fight Against Hunger' program, HUNGRY donates one meal to those in need for every two purchased. Additionally, its 'WeRecycle' program promotes environmental waste reduction by offering biodegradable plates and cutlery with its delivered meals. HUNGRY is headquartered in Washington, D.C. and has rapidly growing operations in Philadelphia, Atlanta, Boston and New York City. By the end of 2021, HUNGRY is projected to expand its footprint to a total of 23 U.S. cities. For more information, visit tryhungry.com.

New Wave Foods
Board Member
July 2019 - Present (3 years 7 months)
San Francisco Bay Area

New Wave Foods®, based in San Francisco, is focused on producing plant-based shellfish and plans to have a shrimp alternative ready for food service operators in early 2020 and has backing from Tyson Ventures (NYSE: TSN) and New Enterprise Associates. Visit https://www.newwavefoods.com/ to learn more.

Qnovia, Inc.
Board Member
December 2018 - Present (4 years 2 months)
Virginia, United States

We've created a novel inhaled drug delivery platform to effectively deliver a broad range of pharmaceuticals. Our disruptive drug delivery technology is more than a medical device; it is a technology platform with multiple applications that have the potential to affect the lives of billions.

Our proprietary inhalation-based technology addresses many of the limitations of traditional pharmaceutical drug delivery systems to improve patient outcomes. We provide a platform that optimizes and tracks dosing, increases efficacy and improves patient compliance while delivering on the human factors patients desire.

We are currently pursuing FDA approval to help curb the world's largest cause of preventable death and disease, smoking. More than eight million die from tobacco use every year and our goal is to help the world's one billion smokers finally quit smoking successfully.

We aim to redefine the standard of effective inhaled drug delivery by partnering with the world's leading healthcare companies. We have the potential to both improve efficacy of existing drug therapies and to help deliver a variety of new inhaled therapies to patients.

Songclip
Board Member
August 2018 - Present (4 years 6 months)
Greater New York City Area

Songclip™ is a new licensed music format built specifically for texting, social posts, and quick communication. Songclip's multi-patented networked product solution, the Songclip API, integrates seamlessly into social platforms, mobile apps, and virtual marketplaces to drive expression, monetization, and music streaming. Songclip operates the world's foremost searchable library of 5-10 second meta-tagged music clips, in partnership with the music industry.

Krome Photos
Board Member
May 2018 - Present (4 years 9 months)
San Francisco Bay Area

Krome Photos was established by a photographer with two main goals. First, to give every person and business access to the same photo editing services available to celebrities and big companies with large budgets. And secondly, to develop a unique interaction between human editors and customers, thereby enabling employment of people all around the world. Krome provides new opportunities for people to earn a living by creating beautiful and effective photo images.

Krome's mission is to transform how image is created. We transform family, personal and corporate images with the easiest, fastest and most affordable photo editing service available. With Krome's service, Krome Studio, you will get the photo image you want. Our marketplace of professional editors, coupled with our unique technology, can do almost anything: from removing an object, to changing a background, correcting color, adding people, and merging images from different photos. We can do anything you can dream up. Check us out at www.KromePhotos.com or download our Krome Studio App.

Evolution led Krome's $2.2 million Series Seed Plus round in 2018, with participation from River Park Ventures and Sand Hill Angels.

Hemper
Board Member and Senior Advisor
April 2018 - Present (4 years 10 months)
Greater Los Angeles Area

Hemper (www.Hemper.co) is a premium smoking accessories and lifestyle brand delivering innovative and high-quality products to customers through a curated monthly subscription "Hemper Box," many in collaboration with leading influencers.   Our branded products can also be purchased online and at more than 1,000 retail locations nationwide. Each month, our expert curators hand pick 10+ items to pack in your Hemper "Glassentials" box, while delivering $100+ dollars in value for only $29.99. What makes the Hemper experience unique is the ability to discover the latest products from an array of categories and premium brands throughout the industry without leaving your home. Our in-house product development team is constantly innovating, designing and developing unique accessories to put into your curated boxes that you won't find elsewhere. Influencer and celebrity collaborations include, 2 Chainz, Flosstradamus, Strain Central, Ty Dolla $ign, Kimmy Tan, Cyprus Hill, Silenced Hippie and more. Follow us on Instagram @Hemperco.

Evolution was the sole investor in Hemper's $1,0420,000 Series Seed round in 2018.

Rodo
Board Observer & Strategic Advisor
August 2017 - Present (5 years 6 months)
Greater New York City Area

Rodo is the only marketplace where you can lease a new car from your mobile device in just three swipes and have it delivered the next day.   Download the app, register and lease! visit www.Rodo.com for more information. Board member, 2017-2018.

Evolution led Rodo's (f/k/a Honcker) $3.6 million Series Seed round in October 2017 and Rodo completed a $23 million Series A Round with sole investor IAC (NASDAQ: IAC) in February 2018.

Edison Nation
Board Member & Chief Innovation Officer
January 2011 - October 2018 (7 years 10 months)
New York City

Edison Nation operates an "innovation marketplace" for consumer and medical product ideas and intellectual property. We have received over 100,000 idea submissions from independent sources, including inventors, corporate and governmental agencies, universities and hospitals and their respective communities and employees, and our successful products have sold in excess of $250 million at retail.

We provide our corporate partners with complete, fully managed, turn-key open innovation solutions to accept, review and acquire ideas on a confidential basis from their employees, customers and our marketplace participants. We have managed over 250 innovation campaigns in our marketplace for our clients, who include many of the largest manufacturers and retailers in the world such as Amazon.com, Bed Bath and Beyond, HSN, Rite Aid, P&G, Black & Decker and more—they engage us to find them new products to acquire and we aggregate ideas for them from inventors around the world.

Please visit www.EdisonNation.com for more information. (Nasdaq: EDNT)

PetCareRx Inc
Board Member/Chairman 1999-2008, Angel/Founding Investor
1999 - 2008 (9 years)

PetCareRx.com, Inc., a Goldman Sachs Investment Partners Company (www.PetCareRx.com), is a leading, online pet pharmacy that provides prescription and non-prescription pet medications, health and nutritional supplements and accessories directly to the pet owner at significant savings. The Company is based in Lynbrook, New York.

Cowen and Company
Managing Director, Head of Private Equity Group
June 2005 - September 2007 (2 years 4 months)
Greater New York City Area

Gregg was a Managing Director and Head of Cowen and Company's Private Equity Group (NASDAQ: COWN), where he was responsible for the execution of all Private Placements, SPACs, PIPEs and Registered Direct offerings for clients in all sectors in the U.S. and abroad. As Group Head, he was responsible for a $65 million a year business.

Cowen was the largest U.S. placement agent for PIPEs and Registered Direct offerings in 2006, and completed $1.8 billion in 56 private placements during Gregg's tenure for issuers in many sectors including healthcare, technology, alternative energy and consumer.

Our life sciences and specialty pharma clients for which Gregg's group lead managed transactions for at Cowen/BAS included Medivation, Cougar Biotechnology, Santaurus, IOMAI, Halozyme, Athersys, Kosan Biosciences, Micromet and others.

Bank of America Merrill Lynch
Principal, Equity Private Placements Group
2000 - 2005 (5 years)
Greater New York City Area

Gregg was a Principal in the Private Equity Placements Group at Bank of America Merrill Lynch "BAML" (formerly Banc of America Securities), where he was the lead product banker for all PIPEs and Registered Direct offerings executed by BAML, and closed more than $1.3 billion in private transactions. He led BAML to the top of the league tables for PIPEs till his departure in 2005 when he joined Cowen and Company.

JW Genesis Capital Markets (formerly Genesis Merchant Group)
VIce President, Investment Banking
1998 - 2000 (2 years)
Greater New York City Area

Until its acquisition in 2000 by First Union (later Wachovia), Gregg was an investment banker focused on private placements and exclusive sale M&A transactions and other equity capital markets transactions.

Bear Stearns & Co.
Investment Banker
July 1992 - August 1994 (2 years 2 months)
Greater New York City Area

Investment banking analyst focused on M&A and capital markets transactions, including private placements of equity and debt, initial public offerings and secondary offerings, and high yield debt offerings.

Education

Skidmore College
BS, Business · (1988 - 1992)

Dwight School
 · (1986 - 1988)

Trinity School
 · (1975 - 1986)